Exhibit 10.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT

BECAUSE IT BOTH (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY

HARMFUL IF PUBLICLY DISCLOSED

TEXT OMITTED FROM THIS EXHIBIT IS MARKED WITH [***]

LICENSE, SUPPLY AND COMMERCIALIZATION AGREEMENT

This License, Supply and Commercialization Agreement, is made as of July 23, 2024 (the “Effective Date”), by and between Catalyst Pharmaceuticals Inc., having a place of business at 355 Alhambra Circle, Suite 801, Coral Gables, Florida 33155 USA (“Catalyst”), and KYE Pharmaceuticals Inc., having a place of business at 2233 Argentia Rd. Suites 302 & 302A, Mississauga ON, L5N 2X7 (“KYE”). Each of KYE and Catalyst may be referred to herein as a “Party” or collectively as the “Parties”.

RECITALS

WHEREAS, Catalyst has entered into a Cooperation, Supply and Commercialization Agreement with Santhera Pharmaceuticals (Schweiz) AG and Santhera Pharmaceuticals Holding AG (together “Santhera”), effective as of June 19, 2023 (the “Santhera Agreement”) pursuant to which Santhera has licensed to Catalyst certain intellectual property rights in relation to the Product in North America (including the Territory);

WHEREAS KYE has the facilities to register, import, promote, sell, market and distribute the Product in the Territory;

AND WHEREAS KYE desires to obtain from Catalyst a sub-license of certain intellectual property rights in relation to the Product in the Territory for the purpose, inter alia, of commercialization in the Territory, and Catalyst is willing to grant such rights and licenses to such intellectual property rights, and to supply the Product to KYE, on the terms and conditions set forth herein.

NOW THEREFORE in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1 DEFINITIONS

1.1	“Additional Indication” means indications other than the Initial Indication.

1.2

“Affiliate” with respect to a Party or other Person, means any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Party or such other Person. For purposes of this definition only, “control” herein means (a) the direct or indirect ownership of more than fifty percent (50.0%) (or such maximum lesser percentage allowed to be owned by a foreign owner in a particular jurisdiction) of the outstanding voting securities of such Party or other Person, or (b) if such Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of a Party or other Person by any means whatsoever.

1.3	“Agreement” means this License, Supply and Commercialization Agreement, together with all exhibits attached hereto, as the same may be modified and in effect from time to time.

1.4

“Applicable Laws” means all applicable laws, statutes, codes, regulations, judgments, orders, implementing legislation, or ordinances of any kind whatsoever of a Governmental Authority, as any of the same may be amended from time to time, and all applicable directives, regulations, promulgations, codes, guidance and guidelines promulgated thereunder and having jurisdiction over or related to the Development, Manufacturing, and/or Commercialization of the Compound and/or the Product including, to the extent applicable, good laboratory practices, good clinical practices, Good Manufacturing Practices, Good Distribution Practices, and good warehousing practices.

1.5

“Authorized Generic Product” means, with respect to a product sold by or on behalf of KYE (or any of its permitted sublicensees) in the Territory for a particular indication, any product that (a) is approved for sale in the Territory in reliance on the prior Regulatory Approval of such Product as obtained by KYE or its permitted sublicensee for the relevant indication(s) as determined by the applicable Regulatory Authority; and (b) is sold by KYE or a sublicensee or Affiliate of KYE.

1.6

“Business Day” means any day other than a Saturday or a Sunday in the U.S., or a bank or other public holiday in the city of Miami, Florida, U.S. or in the city of Toronto, Ontario. For the avoidance of doubt, references in this Agreement to “days” shall mean calendar days.

1.7	“Calendar Quarter” means each of the three (3) month periods beginning from January 1, April 1, July 1, and October 1.

1.8	“Calendar Year” means the period from January 1 to December 31 of a year.

1.9	“Catalyst” has the meaning set forth in the ingress to the Recitals.

1.10

“Commercialize”, “Commercializing” and “Commercialization” means to market, advertise, promote, distribute, sell, offer for sale, store, import, export, offer pricing and obtain reimbursement approvals for any of the foregoing. Commercialization shall not include any activity comprising Manufacturing or Development.

1.11

“Commercially Reasonable Efforts” means the carrying out of obligations under this Agreement with those efforts and resources that KYE would reasonably use were it developing or commercializing its own pharmaceutical compound or product that is of similar market and profit potential and of similar risk profile at a similar stage in its product life as the Product, taking into account available pre-clinical and clinical data, anticipated product labeling, anticipated financial return, relevant medical and clinical considerations, anticipated regulatory environment and competitive market conditions, all as measured by the facts and circumstances at the time such efforts are due. It is understood that the potential for the Product may change from time to time based upon changing scientific, business, marketing, return on investment and other relevant considerations. Commercially Reasonable Efforts will be determined on a market-by-market and indication-by-indication basis for a particular Product, and it is anticipated that the level of efforts will change over time, reflecting changes in the status of the Product and the markets involved.

1.12

“Competing Product” means any product (irrespective of its formulation) that (a) is Developed, Commercialized, or has received Regulatory Approval for the treatment of any indication for which the Product has received Regulatory Approval in the Territory (or, prior to that time, for one or more of the same indication(s) for which a Product is being Developed in the Territory); (b) is a steroidal drug; and (c) is not the Product.

1.13

“Compound” means 17α, 21-dihydroxy-16α-methyl-pregna-1,4,9(11)-triene-3,20-dione, otherwise known as VBP-15, verolone or vamorolone, together with its pro-drugs, esters (including  2-((10S,13S,16R,17R)-17-hydroxy-10,13,16-trimethyl-3-oxo-6,7,8,10,12,13,14,15,16,17-
decahydro-3H-cyclopenta[a]phenanthren-17-yl)-2-oxoethyl acetate), enantiomers, solid forms (e.g. polymorphs and non-crystalline solid forms) and metabolites, including hydrates, solvates and salts (including hydrates and solvates of salts), and cocrystals of any of the aforementioned.

1.14

“Control” or “Controlled” means, with respect to any information or intellectual property right, possession by a Party of the ability (whether by ownership, license or otherwise) to assign, grant access to or grant a license or sublicense under such intellectual property rights or information to the other Party of the scope set forth herein (“Access”), without breaching the terms of any agreement or other arrangement with a Third Party as of the time such Party would first be required hereunder to grant the other Party such Access.

1.15

“Cover” or “Covering” means, with respect to a Product, that the making, using, selling, offering for sale or importing of such Product would, but for a license granted under the Licensed Patents, infringe a valid claim of the Licensed Patents in the Territory.

1.16

“Debarred Entity” shall mean a corporation, partnership or association that has been debarred by the FDA pursuant to 21 U.S.C. §335a (a) or (b), or by any other Governmental Authority under similar Applicable Laws of another jurisdiction, or an employee, partner, shareholder, member, subsidiary or affiliate of a Debarred Entity.

1.17

“Defective Product” means a Product which has not been Manufactured in material compliance with Applicable Laws, including Good Manufacturing Practices, or the Quality Agreement (as defined in Section 10.2 (Quality Requirements)), it being clarified that unless otherwise agreed by the Parties, a Product may not be deemed a “Defective Product” if the alleged defect is solely attributable to KYE’s acts or omissions (e.g. in terms of proper storage of the Product after receipt), or if the alleged defect solely results from following KYE’s written information and instructions.

1.18

“Develop”, “Developing” and “Development” mean non-clinical (including potential development of formulation) and clinical research and/or development activities reasonably related to or intended to lead to the generation and submission of data and information to a Regulatory Authority. Development shall not include any activity comprising Manufacturing or Commercialization.

1.19	“Dispute” means any dispute between the Parties regarding the validity, interpretation, construction or governance of, the compliance with, or the breach or termination of this Agreement.

1.20

“Dollars” or “$” means the lawful currency of Canada, unless otherwise stated in this Agreement. For further clarity, (i) Dollars, in respect of the Supply Price, shall mean the lawful currency of the United States; and (ii) Dollars, in respect of the Royalties, Initial Payment, First Commercial Sale Payment, and milestone payments set out in Article 3, shall mean the lawful currency of Canada.

1.21	“FDA” means the U.S. Food and Drug Administration or any successor agency that is responsible for Regulatory Approval of pharmaceutical products in the U.S.

1.22	“Field” means the treatment and/or prevention of all human diseases and conditions.

1.23

“First Commercial Sale” means, with respect to the Territory, the first sale, on an arm’s length basis, to a Third Party for monetary value of a Product for use or consumption by an end-user after all Regulatory Approvals that are required for the Commercialization of such Product in the Territory have been obtained.

1.24	“First Commercial Sale Year” means the Calendar Year in which the First Commercial Sale of the Product occurs.

1.25	“Food and Drugs Act” means Canada’s Food and Drugs Act (R.S., 1985, c. F-27), as it may be amended from time to time.

1.26	“Food and Drug Regulations” means Canada’s Food and Drug Regulations (C.R.C., c. 870), as they may be amended from time to time.

1.27

“Force Majeure” means occurrences beyond the reasonable control of the Party affected, including acts of God, embargoes, terrorism, materials shortages or failure of any supplier (where such shortage or failure is attributable to an event of Force Majeure suffered by such supplier), fire, flood, epidemic, explosion, earthquake, hurricanes, storms, tornadoes, pandemics, riots, wars, civil disorder, failure of public utilities or common carriers, rebellion or sabotage, and including, without limitation, governmental restrictions not arising due to any act or omission of the affected Party; provided, however, that the payment of amounts due and owing hereunder shall not be excused by reason of a Force Majeure affecting the payor.

1.28

“GAAP” means the Generally Accepted Accounting Principles in the U.S., as established by the Financial Accounting Standards Board (“FASB”) and included in the Accounting Standards Codification (“ASC”) consistently applied and effective for the specified period.

1.29

“Good Distribution Practice” means standards, practices and procedures regarding the importing, warehousing, storage, shipping, and distribution of pharmaceutical products promulgated or endorsed by a Regulatory Authority or any Applicable Laws.

1.30

“Good Manufacturing Practices” means good manufacturing practices as described in Part C, Division 2 of the Food and Drug Regulations, and any guidelines or principles published from time to time under such regulations, as applicable, in each case as amended, updated or replaced from time to time.

1.31

“Governmental Authority” means any nation or government, any provincial, state, regional, local or other political subdivision thereof, any supranational organization of sovereign states, and any entity, department, commission, bureau, agency, authority, board, court, official or officer, domestic or foreign, exercising executive, judicial, regulatory or administrative functions of or pertaining to government.

1.32

“Government Official” means any official, officer, director, employee, agent or representative of (1) a national, federal, provincial, regional, territorial, state, district, municipal or local government or of any agency, board or instrumentality thereof; (2) an entity owned or controlled by a Governmental Authority; or (3) a public international organization.

1.33

“Gross Sales” means, with respect to a given period of time in the Territory, the gross amount recognized in the consolidated GAAP revenue accounts in respect to sales of the Product for such country by KYE, its Affiliates, or permitted sublicensees.

1.34	“Health Canada” means the Canadian federal agency that is responsible for Regulatory Approval of pharmaceutical products in Canada.

1.35	“ICC” means International Chamber of Commerce.

1.36

“Improvements” means any modifications, alterations, improvements or enhancements relating to the Compound, any Product, its formulation or methods of use or manufacture, including all technical information, Know-How, discoveries and inventions relating thereto, that are made, developed or otherwise acquired by either Party during the Term, whether or not patented or patentable.

1.37	“Initial Indication” means the treatment of Duchenne Muscular Dystrophy.

1.38

“Know-How” means all proprietary information, inventions (whether or not patentable), Improvements, practices, formulae, trade secrets, techniques, methods, procedures, knowledge, results, test data (including pharmacological, toxicological, pharmacokinetic and non-clinical and clinical information and test data, analytical and quality control data, related reports, structure-activity relationship data and statistical analyses), protocols, master files, processes, process diagrams, vendor lists, specifications, models, designs, correspondence, Regulatory Filings and other information regarding discovery, Manufacture, Development, pricing, cost, and Commercialization. Know-How shall not include any Patent Right.

1.39	“KYE” has the meaning set forth in the ingress to the Recitals.

1.40	“Licensed Intellectual Property” means Licensed Patents and Licensed Know-How.

1.41

“Licensed Know-How” means any and all Know-How, regardless of form, related to the Compound or Product, including data used by Catalyst for obtaining Regulatory Approvals, (a) Controlled by Catalyst or any of its Affiliates as of the Effective Date or (b) that comes into the Control of Catalyst or any of its Affiliates during the Term, in each case that is not in the public domain.

1.42	“Licensed Patents” means (a) the patents and patent applications listed on Exhibit A (Licensed Patents).

1.43

“Manufacture” and “Manufacturing” mean all activities related to (a) developing the ability to manufacture clinical and commercial quantities of a compound or product, and (b) the synthesis, making, production, processing, purifying, formulating, filling, finishing, packaging, labeling, shipping, and holding of a compound or product or any intermediate thereof, including process development, process qualification and validation, scale-up, non-clinical, clinical and commercial production and analytic development, product characterization, stability testing, quality assurance, and quality control.

1.44	“NDS” means a new drug submission, as that term is used in the Food and Drug Regulations, filed with and accepted for filing by Health Canada.

1.45	“Net Sales” means [***].

1.46	“Party” has the meaning set forth in the ingress to the Recitals.

1.47

“Patent Challenge” means any dispute or challenge of the validity, patentability or enforceability of any Licensed Patent or any claim thereof, in any legal or administrative proceedings, including in a court of law, before the Canadian Intellectual Property Office or other agency or tribunal in any jurisdiction, without limitation, by reexamination, post-grant review or declaratory judgment action.

1.48

“Patent Expiration Date” means the expiration date of the last to expire valid claim of an issued and unexpired patent (which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal) of the Licensed Patents in the Territory, Covering the Compound or the Product, the Manufacturing of the Compound or the Product, and/or the Product’s use in the Field in the Territory.

1.49

“Patent Rights” means any and all patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, renewals, substitutions, registrations, re-examinations, revalidations, extensions, certificates of supplementary protection, and the like of any such patents and patent applications, and foreign equivalents of the foregoing.

1.50	“Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture company, Governmental Authority, association or other entity.

1.51

“Product” means a finished drug product containing the Compound in any formulation, dosage, strength, presentation, or package configuration, and for any mode of administration. Without limiting the foregoing, Product shall include an Authorized Generic Product.

1.52

“Product Exclusivity” means (a) any period during which Health Canada grants data protection pursuant to section C.08.004.1 of the Food and Drug Regulations, including pediatric extension, in respect of the Product or (b) the period from the Effective Date to the Patent Expiration Date, whichever of (a) and (b) is longer.

1.53	“Product Specifications” means the specifications of the Product (including Product packaging) set forth in the Quality Agreement, as may be subsequently amended by the Parties.

1.54

“Prosecution and Maintenance” or “Prosecute and Maintain” with respect to a particular Patent Right, means all activities associated with the preparation, filing, prosecution and maintenance of such Patent Right (and patent application(s) derived from such Patent Right), as well as re-examinations, reissues, applications for patent term adjustments and extensions, certificates of supplementary protection and the like with respect to that Patent Right.

1.55

“Regulatory Approval” means (a) any approvals, licenses, permits, registrations or authorizations of, notice to, or filing with any federal, provincial or local regulatory agency, department, bureau or other governmental entity of any jurisdiction, wherever located in the world, for which a Party, an Affiliate of a Party, or a Third Party acting on behalf of a Party or its Affiliate is the applicant, sponsor, licensee, permittee or holder as of the Effective Date, or becomes the applicant, sponsor, licensee, permittee or holder thereafter, necessary for the clinical testing, Manufacture, Commercialization or other use of a Product in a regulatory jurisdiction (including notices of compliance issued pursuant to section C.08.004 of the Food and Drug Regulations and drug establishment licenses) or (b) any subset of the foregoing as the context may require.

1.56

“Regulatory Authority” means any national, provincial, or local regulatory agency, department, bureau, commission, council, or other Governmental Authority involved in granting Regulatory Approval in the Territory, including Health Canada.

1.57

“Regulatory Documentation” means all Regulatory Filings, correspondence, meeting minutes, and other materials reflecting submissions or communications with a Regulatory Authority concerning the Compound or any Product and all supporting documents with respect thereto, including all adverse event files and complaint files; and safety and quality databases and adverse event information.

1.58

“Regulatory Filings” means all applications, filings, submissions, approvals, such as NDSs (including supplements, amendments, pre- and post-approvals, and pricing and reimbursement approvals), licenses, registrations, permits, notifications, and authorizations (including marketing and labeling authorizations) or waivers with respect to the testing, research, Development, registration, Manufacture (including formulation), and/or Commercialization of a Product made to or received from any Regulatory Authority in a regulatory jurisdiction.

1.59	“Royalty” or “Royalties” means the royalty payments due to Catalyst pursuant to Article 4 (Royalties).

1.60	“Royalty Term” means [***].

1.61

“Sales Deductions and Allowances” means the actual amount of sales deductions determined under GAAP and recorded as reduction to GAAP Gross Sales of the Product by KYE or its Affiliates or sublicensees for: (i) trade, cash, prompt-pay and quantity discounts and rebates paid, credited, accrued or actually taken, including cash rebates to patients, co-payment programs and compassionate supply; (ii) current and retroactive price reductions and allowances actually allowed or subsequently granted and measured from the billed amount when credited or included in billing; (iii) credits or allowances granted or made upon claims, rejections or returns of the Product including recalls and regardless of the Party requesting such recalls; (iv) price adjustments and billing errors; (v) governmental and other rebates, discounts, prices reductions, charge-backs and similar types of reductions imposed by or granted to a Governmental Authority (or equivalents thereof) including but not limited to managed health care organizations; pharmacy benefit managers (or equivalents thereof); federal, provincial, local and other governments, their agencies and purchasers and reimbursers; when credited or included in billing (which might be retroactive and subsequent the period of Gross Sales recognition).

1.62

“Supply Price” means the net price actually paid by Catalyst to its supplier for finished Product after all discounts, rebates and other price adjustments in final packaged form for the Territory plus [***] percent ([***]%) plus freight and shipping costs.

1.63

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax imposed by any Governmental Authority, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, commercial rent or withholding taxes.

1.64	“Term” means [***].

1.65	“Territory” means Canada.

1.66	“Third Party” means a person or entity other than Catalyst and its Affiliates, and KYE and its Affiliates.

1.67	“Trademark” means the Product-specific trademarks, whether registered or non-registered, for use on and in connection with any Products in any region of the Territory under this Agreement.

1.68	“Unit” means one (1) bottle of one hundred (100) ml of solution of Compound containing four (4) grams of active pharmaceutical ingredient.

ARTICLE 2 LICENSE

2.1

Licenses. Subject to the terms and conditions of this Agreement, Catalyst hereby grants to KYE, (a) the exclusive, royalty-bearing, non-transferable and non sub-licensable (except as set forth in Section 2.6 (Sublicensing) license to the Licensed Intellectual Property to (i) Commercialize the Product in the Field in the Territory during the Term on the conditions set forth in this Agreement; and (ii) Commercialize an Authorized Generic Product in the Field in the Territory during the Term after Product Exclusivity, in each case of (i) and (ii) on the on the conditions set forth in this Agreement and subject to Catalyst’s rights pursuant to Section 2.4 (Reserved Rights and Grant-Back License to Catalyst) and Section 2.5 (Special Access Programme) (the “Exclusive License”). For greater certainty, milestone payments and Royalties shall be payable in respect of such Products, including Authorized Generic Products, as set out in Articles 3 and 4. For clarity, this Agreement shall not imply any right of KYE under any Licensed Intellectual Property to make, use or sell any active pharmaceutical ingredient other than the Compound.

2.2

Restrictions. KYE shall not use or register the Regulatory Documentation or any information or data contained therein, in any jurisdiction other than the Territory, or for any purpose except as contemplated under this Agreement. KYE shall not market any Product in any jurisdiction outside of the Territory. KYE shall use Commercially Reasonable Efforts to ensure that no Third Party to which KYE has supplied the Products promotes, markets, distributes or offers to distribute such Product outside the Territory. In the event KYE becomes aware of any such actions outside the Territory, KYE shall immediately notify Catalyst, and shall use its best efforts (at its sole cost and expense) to cause the cessation of such actions. For further clarity, the right to the Development and Manufacture of the Product or Compound, including Additional Indications, shall be retained by Catalyst and its licensors, and unless expressly stated otherwise in this Agreement, this Agreement shall not imply any right of KYE to the Development or Manufacture of the Product or Compound inside or outside of the Territory. Without limiting the foregoing, Catalyst shall retain the right to engage and interact with patient advocacy groups together with KYE in the Territory with respect to Development activities involving the Product or Compound with respect to the Initial Indication, including in respect of Canada’s Special Access Programme as set out in sections C.08.010 and C.08.011 of the Food and Drug Regulations. Catalyst shall communicate to KYE Catalyst’s Development activities involving the Product or the Compound in the Territory in respect of the Initial Indication. For greater certainty, Catalyst shall not be permitted to bind KYE to obligations in the Territory with respect to Development activities.

2.3

Transfer of Licensed Know-How. Promptly following the Effective Date, subject to Catalyst receipt of the Initial Payment, Catalyst shall disclose or transfer copies of all Licensed Know-How necessary or reasonably useful to practice the Exclusive License to KYE (excluding any such Licensed Know-How related to the Manufacture of the Compound or Products).

2.4

Reserved Rights and Grant-Back License to Catalyst. For greater certainty, Catalyst reserves the right under the Licensed Intellectual Property, and KYE shall grant and hereby grants to Catalyst, during the Term, a non-exclusive, sublicensable, royalty-free license under the intellectual property, including Patent Rights and Know-How, Controlled by KYE or its Affiliates, to the extent required for Catalyst and its Affiliates and its permitted subcontractors to (a) perform its obligations or exercise its rights under this Agreement (b) conduct, or engage in, any global Additional Development (as defined in Section 6.2 (Additional Development)) activities relating to the Compound or Products in the Territory and outside of the Territory, and (c) Manufacture or have Manufactured the Compound or Products (i) in the Territory for supply to KYE in accordance with this Agreement and (ii) outside of the Territory.

2.5

Clinical Trial Access Continuation. For the purposes of this Agreement, “Studies” means Health Canada approved clinical trials of the Product, active as of the Effective Date. Upon the Effective Date, a reasonable transition period not to exceed six (6) months will be implemented to transition any such Studies from the current manager to KYE. For greater certainty, after such transition, all regulatory approvals and requirements, operational costs and oversight of such Studies shall be KYE’s responsibility; provided, however, that Catalyst shall supply the Product at no charge for such Studies until a notice of compliance is obtained from Health Canada to market the Product in the Territory. No new patients shall be enrolled in such Studies after the Effective Date without the prior written approval of both KYE and Catalyst.

2.6

Bridging Program for Participants in Studies. For the purposes of this Subsection “Bridging Program” means a reduction in Product costs granted by KYE for a limited time to patients enrolled in the Studies, should there be a delay in such patient’s drug insurance coverage for the Product after such time that KYE receives a notice of compliance from Health Canada to market the Product in the Territory. Catalyst agrees to cover the costs of the Products for any such Bridging Program in the Territory for patients enrolled in the Studies; provided however, that Catalyst’s obligation to cover the Product costs of such Bridging Program shall only apply (i) to Study patients prescribed the Product for on-label indications based on Health Canada’s product monograph; (ii) to Study patients who have drug insurance coverage, but such insurance does not yet cover the Product; and (iii) for eight (8) months after KYE receives a notice of compliance from Health Canada to market the Product in the Territory. At all times during the Term, KYE shall be responsible for all requirements, operational costs and oversight of any such Bridging Program.

2.7

Additional Bridging Program and Compassionate Use Program. For the purposes of this Agreement, “Compassionate Use Program” means a reduction in Product costs below the Supply Price granted by KYE for a specified time to patients should such patients not have drug insurance or they cannot otherwise afford the Product after KYE receives a notice of compliance from Health Canada to market the Product in the Territory. For the purposes of this Subsection “Additional Bridging Program” means a reduction in Product costs below the Supply Price granted by KYE for a limited time to patients should there be a delay in such patients’ drug insurance coverage for the Product after all Participants in Studies have been bridged per Section 2.6. KYE and Catalyst agree to equally share in the costs of the Products for any such Additional Bridging Program and Compassionate Use Program in the Territory; provided however, that Catalyst’s obligation to share in the Product costs of such Compassionate Use Program shall only apply to patients prescribed the Product for on-label indications based on Health Canada’s product monograph. At all times during the Term, KYE shall be responsible for all requirements, operational costs and oversight of any such Compassionate Use Program. For clarity at the program’s commencement, patients who do not have drug insurance shall not be eligible for the Bridging Program and may only be considered for eligibility in the Compassionate Use Program. Prior to any subsequent changes in eligibility criteria in the Compassionate Use Program, KYE will consult with Catalyst to reach agreement between the Parties on such changes.

2.8

Special Access Programme. Prior written consent of both Parties shall be required to fulfill any requests for the Product in the Territory authorized by Canada’s Special Access Programme as set out in sections C.08.010 and C.08.011 of the Food and Drug Regulations.

2.9

Sublicensing. KYE shall not sub-license the licenses granted in Section 2.1 (Licenses), including to KYE Affiliates, without the prior written consent of Catalyst or as expressly authorized under this Agreement. KYE shall remain responsible for KYE’s and any such sublicensee’s compliance with all applicable obligations under this Agreement. KYE shall remain responsible for all payments and other obligations under this Agreement arising from activities of its Affiliates and permitted sublicensees. KYE shall provide Catalyst with an abstract of each sublicense agreement with any sublicensee (which may have financial and other sensitive information redacted) in English, within five (5) Business Days after execution of each sublicense agreement.

2.10

No Implied Licenses. Except as specifically set forth in this Agreement, neither Party shall acquire any license or other intellectual property interest, by implication or otherwise, in any Know-How or other information disclosed to it by the other Party or under any Patent Rights, Know-How or other intellectual property rights held by the other Party or its Affiliates.

2.11

Non-Compete. During the Term, KYE shall not, and shall cause its Affiliates and permitted sublicensees with respect to the Compound or Products, not to, engage (independently or for or with any Third Party) in Manufacturing, Developing or Commercializing any Competing Product in the Territory or outside of the Territory.

ARTICLE 3 MILESTONE PAYMENTS

3.1

Initial Payment. KYE shall pay to Catalyst a non-refundable and non-creditable one-time initial payment in the amount of [***] Dollars ($[***]) due within 10 (ten) Business Days of receipt of an invoice from Catalyst to be issued to KYE following the Effective Date (the “Initial Payment”).

3.2

First Commercial Sale Payment. KYE shall pay to Catalyst a non-refundable and non-creditable one-time payment in the amount of [***] Dollars ($[***]) due within thirty (30) Business Days following the First Commercial Sale (the “First Commercial Sale Payment”).

3.3

Public Reimbursement Milestones. KYE shall pay to Catalyst non-refundable and non-creditable payments upon achieving public plan reimbursement through the listing of the Product on the formulary of the applicable public drug plan in each of the key provinces of the Territory (being Ontario, Quebec, Alberta and British Columbia), as follows: (i) [***] Dollars ($[***]) upon obtainment of public reimbursement in Ontario; (ii) [***] Dollars ($[***]) upon obtainment of public reimbursement in Quebec; (iii) [***] Dollars ($[***]) upon obtainment of public reimbursement in Alberta; and (iv) [***] Dollars ($[***]) upon obtainment of public reimbursement in British Columbia. KYE shall notify Catalyst no later than five (5) days after achieving the applicable public plan reimbursement. Following notice by KYE of the achievement of the applicable public plan reimbursement set forth in this Section 3.3 (Public Reimbursement Milestone), Catalyst will invoice KYE for the applicable milestone payment(s). Each such milestone payment shall be due within thirty (30) Business Days after receipt by KYE of the corresponding invoice for such milestone payment issued by Catalyst.

3.4

Sales-Based Milestones. KYE shall pay to Catalyst the non-refundable, non-creditable amounts set forth in the table below if the applicable amount of Net Sales of all Products in the Territory in a single Calendar Year reach one or more of the Net Sales threshold levels set forth below. KYE shall notify Catalyst no later than twenty (20) days after the end of a Calendar Year during which any sales-based milestone event below was achieved. Each such sales-based milestone payment shall only be payable without duplication upon first achievement of such milestone and no amounts shall be due for subsequent or repeated achievement of sales-based milestones. In the event that in a given Calendar Year more than one Net Sales threshold level below is achieved, KYE shall pay to Catalyst a separate, additional milestone payment with respect to each such threshold level that is achieved in such Calendar Year. Following notice by KYE of the achievement of a milestone event set forth in this Section 3.4 (Sales-Based Milestones), Catalyst will invoice KYE for the applicable milestone payment(s). Each such milestone payment shall be due within thirty (30) Business Days after receipt by KYE of the corresponding invoice for such milestone payment issued by Catalyst.

Event	Milestone Payment Amount

(1) Net Sales of Product in the Territory in the Field in a single Calendar Year amounting to [***] Dollars ($[***]) or more.	[***] Dollars ($[***])

(2) Net Sales of Product in the Territory in the Field in a single Calendar Year amounting to [***] Dollars ($[***]) or more.	[***] Dollars ($[***])

(3) Net Sales of Product in the Territory in the Field in a single Calendar Year amounting to [***] Dollars ($[***]) or more.	[***] Dollars ($[***])

(4) Net Sales of Product in the Territory in the Field in a single Calendar Year amounting to [***] Dollars ($[***]) or more.	[***] Dollars ($[***])

ARTICLE 4 - ROYALTIES

4.1

Royalties. KYE shall pay Catalyst a Royalty, on the Net Sales during the Royalty Term, as set out in the table below. All Royalties due to Catalyst under this Agreement will be paid quarterly in Dollars, within thirty (30) days after receipt by KYE of the valid Royalty invoice issued by Catalyst for the corresponding Calendar Quarter as set forth in the table below.

Net Sales	Marginal Royalty Rate as a Percentage of Net Sales

For Net Sales of Product in the Territory in the Field during a single Calendar Year equal to or less than [***] Dollars ($[***])	[***] percent ([***]%)

For Net Sales of Product in the Territory in the Field during a single Calendar Year greater than [***] ($[***])	[***] percent ([***]%) on Net Sales in excess of [***] Dollars ($[***])

4.2 [Intentionally Deleted].

4.3

Quarterly Royalty Report. During the period commencing on the First Commercial Sale of any Product by KYE or its permitted sublicensees and ending on the reporting date following expiration of the obligation of KYE to pay Royalties in respect of any Calendar Quarter in which Royalties accrue, KYE shall deliver to Catalyst quarterly written reports for the preceding Calendar Quarter for each Product showing the Net Sales of such Product subject to Royalty payments sold by or on behalf of KYE and/or its permitted sublicensees during the reporting period in Dollars and local currency. Such reports will also include detailed information regarding Gross Sales, Sales Deductions and Allowances, Net Sales of Product on which Royalties are paid, and amount of Royalties due or, if no Royalties are due, a statement that no Royalties are due for such Product. KYE shall translate the amount of such Net Sales at the foreign exchange rates used for the preparation of the consolidated financial statements of KYE under GAAP for the same period and consistently applied. Royalty reports shall be due twenty (20) days from the end of the respective Calendar Quarter. Upon receipt of such Royalty report, Catalyst will issue a Royalty invoice which is due and payable by KYE thirty (30) days from the receipt of such invoice.

ARTICLE 5 PAYMENTS

5.1

Payments. All payments required to be made under this Agreement are to be paid in Dollars. All payments to Catalyst shall be made by wire transfer to Catalyst’s account in accordance with Catalyst Wire Payment Instructions to be provided separately at the time of execution and such instructions shall only be amended by written notice that is separately confirmed by telephone call by KYE.

5.2

Late Payments. In the event that any invoiced amount hereunder is not made when due, such outstanding payment shall accrue interest at an annual rate of the lower of (i) [***] percent ([***]%) or (ii) the maximum amount permitted by Applicable Law, computed from the date such payment was due until the date the payment was made.

5.3	Taxes.

(i)

The amounts set forth herein for all payments made pursuant to this Agreement are exclusive of indirect Taxes imposed in the Territory, including value added Tax surcharges and customs. If indirect Taxes are chargeable in respect of any such payments, KYE shall pay such indirect Taxes at the applicable rate in respect of such payments following receipt, where applicable, of an indirect Taxes invoice in the appropriate form issued by Catalyst in respect of those payments. The Parties shall issue invoices for all amounts payable under this Agreement consistent with indirect Tax requirements and irrespective of whether the sums may be netted for settlement purposes. The Parties shall cooperate and use all reasonable efforts to obtain exemption, zero-rating, or other preferential treatment in respect of any indirect Tax.

(ii)

KYE is responsible for deducting all deductions or withholding Taxes or similar Taxes (if any) under the applicable Tax law from the sums otherwise payable by it hereunder and paying the Taxes to the proper Tax authorities within the time required by Applicable Law. Any available receipts reflecting the payment of withheld Taxes shall be provided to Catalyst. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce Tax withholding or similar obligations, consistent with Applicable Laws, in respect of payments made by KYE to Catalyst under this Agreement. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Laws, of withholding Taxes, value added Taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding Tax, value added Tax or similar obligations, and pursuant to an applicable bilateral income Tax treaty.

5.4	Audit Rights.

(i)

Audits for Payment; Incorrect Payments. Upon at least twenty (20) days’ prior written notice, but not more frequently than once each Calendar Year, Catalyst shall have the right, at its own cost and expense except as provided hereinafter, for the purpose of verifying the accuracy of any payments required to be made to Catalyst pursuant to this Agreement, to audit all such relevant records in the possession or under the Control of KYE, its Affiliates and its permitted sublicensees. Catalyst shall not be entitled to audit any Calendar Quarter more than once. All audits shall be conducted during normal business hours reasonably acceptable to the Parties at the offices of KYE, its Affiliates or permitted sublicensees in a manner as to not unnecessarily interfere with normal business activities, by an independent certified public accounting firm of internationally recognized standing reasonably acceptable to KYE, and no later than three (3) years after the end of the Calendar Quarter to which they pertain. Prior to the commencement of any such audit, the accounting firm conducting such audit for Catalyst shall enter into a confidentiality agreement with KYE. Such accounting firm shall disclose to Catalyst only the results of its audit, including the amount of any underpayment or overpayment. The accounting firm shall provide copies of its final report to both KYE and Catalyst. KYE shall pay Catalyst the amount of any previous underpayment indicated by such audit within twenty (20) days of the date an audit report so concluding is provided to KYE, plus interest thereon at the rate of the lower of (i) [***] percent ([***]%) per annum or (ii) the maximum amount permitted by Applicable Law, calculated based on the number of days elapsed from the date payment was originally due until the date payment is made. Catalyst shall reimburse KYE the amount of any previous excess payment indicated by such audit within twenty (20) days of the date an audit report so concluding is provided to Catalyst. Catalyst shall bear the cost of such audit provided that in the event the audit indicates an aggregate underpayment to Catalyst for any period in excess of [***] percent ([***]%), KYE shall bear the reasonable costs of such audit.

ARTICLE 6 DEVELOPMENT

6.1

Development. KYE shall not conduct any Development with the Compound or Product without first obtaining the prior written consent of Catalyst. For the avoidance of doubt, KYE agrees that it will not directly or indirectly conduct or sponsor, or cooperate with any Third Party in conducting or sponsoring, any clinical trials of the Compound or Products without prior written approval of Catalyst, which Catalyst may grant or withhold in Catalyst’s sole discretion.

6.2

Additional Development. If KYE proposes to conduct Development of the Compound or Product in the Field, including Development of Product for any Additional Indication or label expansion or modification (“Additional Development”), then KYE shall provide Catalyst with a written proposal of such Additional Development (the “Additional Development Proposal”), including a synopsis of the proposed Development activities related to such Additional Development, the potential role of Catalyst with respect to such Additional Development, the anticipated timeline for such Additional Development, proposed reporting to Catalyst regarding such Additional Development, the proposed clinical trial protocols or designs, if applicable, and the estimated costs associated with such Additional Development.

6.3

Additional Development Proposal. Within twenty (20) days of receipt of an Additional Development Proposal, the Parties shall meet to review and consider the Additional Development Proposal, including considering whether such proposal is reasonably likely to have a material adverse effect on obtaining or maintaining Regulatory Approval of any Product or Commercializing any Product, in either case, in other territories. Catalyst may approve or refuse such Additional Development at its sole discretion. Where Catalyst has provided its written consent for the Additional Development by KYE, KYE shall conduct such Additional Development strictly in accordance with the Additional Development Proposal as agreed to in writing by Catalyst.

ARTICLE 7 REGULATORY

7.1

Regulatory Approvals. During the Term of this Agreement, KYE shall (i) use Commercially Reasonable Efforts to obtain all Regulatory Approvals for the Commercialization of the Product in the Territory; (ii) shall file and maintain all Regulatory Filings and Regulatory Approvals in good standing; and (iii) shall be solely responsible for and bear any costs and expenses to obtain and maintain any Regulatory Approvals for the Product in the Territory. During the Term of this Agreement, KYE shall be the holder of and shall own all Regulatory Filings and Regulatory Approvals for the Products in the Territory.

7.2

Obligations for Product Exclusivity. KYE shall use Commercially Reasonable Efforts to obtain maximum Product Exclusivity for the Product and Compound, by (i) filing and maintaining data protection in respect of the Product pursuant to section C.08.004.1 of the Food and Drug Regulations and (ii) timely filing patent lists for the Licensed Patents to pursue their listing on the Patent Register maintained by Health Canada pursuant to subsection 4(1) of the Patented Medicines (Notice of Compliance) Regulations (SOR/93-133).

7.3

Regulatory Authority Interactions. KYE shall: (a) promptly provide Catalyst with reasonable advance written notice of any material Regulatory Filings, and any material meetings, telephone conferences or other discussions or correspondence made by KYE with any Regulatory Authority in the Territory, that pertain to the Product or Compound (b) afford representatives of Catalyst a reasonable opportunity to comment on such Regulatory Filings and proposed reply correspondence or other communications with Regulatory Authorities, and (c) incorporate in good faith Catalyst’s reasonable comments on the same. KYE shall provide Catalyst with copies of all such Regulatory Filings and shall promptly notify Catalyst with respect to any material changes or material matters that may arise in connection with any Regulatory Approval of the Product in the Territory.

7.4

Labeling and Packaging. Without limiting Section 7.3, KYE shall provide a copy of all proposed labeling and packaging, including the product monograph (and any material revisions thereto) for each Product in the Territory prior to the submission of such labeling and packaging to a Regulatory Authority by KYE. KYE will consider and discuss in good faith any reasonable comments of Catalyst prior to finalization of the labelling and packaging for submission to the Regulatory Authority.

7.5

Threatened Agency Action. Each of KYE and Catalyst shall promptly notify the other in writing of any information that they receive regarding any threatened or pending action by a Regulatory Authority that it reasonably determines may affect (a) the safety or efficacy of the Products in the Territory or (b) the continued importation, use, marketing, distribution, reimbursement, offering to sell, selling or otherwise disposing of or offering to dispose of the Product in the Territory.

7.6

Pricing and Reimbursement Regulators. For greater certainty, KYE shall solely be responsible for interactions and obligations with any Regulatory Authorities that are responsible for the pricing and reimbursement in relation to the Products in the Territory, including the Patented Medicines Pricing Review Board and provincial and federal public drug insurance plans, but shall keep Catalyst reasonably informed of such discussions. KYE shall also be solely responsible for, and shall use Commercially Reasonable Efforts to, negotiate with private insurers to prioritize private insurance coverage of the Product.

7.7

Further Assistance. Each Party agrees to provide in a timely manner such assistance in connection with the other Party exercising its rights or fulfilling its responsibilities described in this Section 7.7 (Further Assistance) as such other Party may reasonably request, including making applicable personnel available to address regulatory matters. Each Party shall be responsible for its own reasonable out-of-pocket costs and expenses incurred in providing such assistance.

7.8

Right of Reference. Excluding Additional Developments conducted by or on behalf of Catalyst or its licensors, each Party hereby grants to the other Party and its sublicensees the free and perpetual right to reference, subject to the confidentiality obligations of Article 15 (Confidentiality) the (a) toxicology, safety, CMC and/or clinical trial information and data, and (b) Regulatory Filings, in each case of (a) and (b) pertaining to the Product in the Field submitted by or on behalf of such Party and/or its sublicensees to applicable Regulatory Authorities (the “Right of Reference”). For clarity, KYE shall not have the right to use or reference data or other Know-How for which Santhera has not granted Catalyst sublicensing rights in the Territory under the Santhera Agreement. For further clarity, KYE shall not have the right to use or reference the data or other Know-How generated from Additional Development conducted by Catalyst or its licensors, without the prior written consent of Catalyst.

7.9

The grantee-Party (and its licensees and sublicensees) may use the Right of Reference solely for the purposes of seeking, obtaining and maintaining Regulatory Approvals and Commercializing Products in the grantee-Party’s permitted territor(ies), which shall be limited to Canada in the case of KYE, and otherwise performing its obligations under this Agreement. Each grantor-Party agrees to provide an appropriate letter of authorization upon request of the other Party to enable use of the Right of Reference, where necessary.

ARTICLE 8 PHARMACOVIGILANCE AND SAFETY

8.1

Safety Data Exchange Agreement. At least [***] months (or such other time period agreed by the Parties) in advance of any Regulatory Approval of the Product in the Territory, the Parties (under the guidance of their respective pharmacovigilance departments, or equivalent thereof) will enter into a written safety data exchange agreement, which may include as additional parties Santhera or Catalyst’s other licensors if applicable, setting forth the pharmacovigilance procedures for and responsibilities of the Parties with respect to the Compound and Products, such as safety data sharing, adverse events reporting and safety signal and risk management (the “Safety Data Exchange Agreement”), which agreement shall be amended by the Parties from time to time as necessary to comply with any changes in Applicable Laws or guidance received from Regulatory Authorities. Such Safety Data Exchange Agreement will provide for the receipt, investigation, recording, communication, and exchange by the Parties of information that a Party becomes aware of in the Territory and globally concerning adverse events in or involving a research subject or, in the case of non-clinical studies, an animal in a toxicology study, and the seriousness thereof, and other safety data, including any such information and other safety data received by either Party from a Third Party (subject to receipt of any required consents from such Third Party). All procedures and responsibilities set forth in the Safety Data Exchange Agreement shall be in accordance with, and enable the Parties to fulfill, local, national and international regulatory reporting obligations under Applicable Laws (including to the extent applicable, obligations contained in ICH guidelines). Subject to compliance with Applicable Law, each Party hereby agrees to comply with its respective obligations under the Safety Data Exchange Agreement (as the Parties may agree to modify it from time to time) and to cause its Affiliates and licensees and sublicensees (as applicable) to comply with such obligations. It is understood that each Party and its Affiliates and licensees and sublicensees (as applicable) will have the right to disclose safety data if such disclosure is reasonably necessary to comply with Applicable Laws and Regulatory Authority regulations and requirements. To the extent there is any inconsistency between the terms of the Safety Data Exchange Agreement, once executed, and the terms of this Agreement, the terms of the Safety Data Exchange Agreement shall govern.

8.2

Pharmacovigilance Compliance. KYE shall be responsible, at its cost and expense, for pharmacovigilance with respect to the Products in the Territory and shall be responsible for the collection, assessment, and safety reporting of individual case safety reports to Regulatory Authorities, and submitting aggregated report(s), risk management plan and responses to any requests from Regulatory Authorities, with respect to Products in the Territory, and for sharing such information with Catalyst for its compliance with regulatory requirements outside the Territory, in each case subject to and in compliance with Applicable Law and the Safety Data Exchange Agreement.

8.3

Privacy and Protection of Personal Information. Each Party shall ensure that the exchange of data under this Agreement shall comply with Applicable Laws, including any applicable legislation on privacy and protection of personal information. To the extent necessary, the Parties shall enter into separate agreements covering relevant aspects of the data exchange and the further processing of such data.

ARTICLE 9 COMMERCIALIZATION

9.1

Commercialization Diligence. KYE shall use Commercially Reasonable Efforts to Commercialize the Product throughout the entire Territory. KYE shall fulfill its obligations hereunder in compliance with all Applicable Laws. KYE shall, at its own costs and expenses, perform all commercial launch readiness and launch activities, including market development, liaising with patient advocacy groups, key opinion leader development, market access strategy, market research, pricing research activities for the Product in the Territory. For the sole purpose of KYE’s Commercialization of the Product in the Territory, Catalyst will make available to KYE marketing plans, promotional materials, medical presentations and other communication tools used by Catalyst in the promotion of the Product outside the Territory. KYE shall have the right but not the obligation to modify and use such materials in the Territory

9.2

Rolling Sales Forecast. KYE shall develop and submit a proposed marketing plan for the Product to Catalyst within six (6) months after the Effective Date. The marketing plan will include a twelve (12) month rolling sales forecast for the Product within the Territory and activity plans including recommendations for positioning, sales tactics and promotional programs.

9.3

Commercialization Report. Upon the request of Catalyst, no more than once per Calendar Year, KYE shall send Catalyst a confidential written report reasonably summarizing KYE’s Commercialization activities concerning the Product in the Territory during the previous twelve (12) month period, including representative samples of marketing and medical information materials used by KYE in communicating with relevant stakeholders.

9.4

Annual Meeting. The Parties shall meet on an annual basis to discuss KYE’s Development, Regulatory and Commercialization activities and plan. Such meetings shall permit for the exchange of information between the Parties, including in respect of progress updates on Product activities in the Territory. If at any time Catalyst has a reasonable basis to believe that KYE is in breach of its Commercialization diligence obligations under this Section 9.1 (Commercialization Diligence), then Catalyst may so notify KYE, specifying the basis for its belief, and, without limitation to any other right or remedy available to Catalyst hereunder, at Catalyst’s request, the Parties shall meet within twenty (20) days after such notice to discuss in good faith Catalyst’s concerns and KYE’s Commercialization plans in the Territory.

9.5

Selling Price. KYE shall be solely responsible for determining actual selling price of the Product to customers in the Territory; provided however, that KYE shall obtain Catalyst’s approval in writing, not to be unreasonably withheld, of any list price of the Product to customers in the Territory below CAD $1,350 ([***] Canadian dollars) per Unit. KYE shall ensure that all mandatory reports to the Patented Medicines Pricing Review Board and any reports to provincial or federal government public drug insurance plans related to the reimbursement or supply of the Product are timely and accurately submitted.

9.6

Commercialization and Compliance with Agreement and Applicable Laws. KYE shall, and shall cause its Affiliates, permitted sublicensees and employees, including members of its sales force to, comply with this Agreement and all Applicable Laws with respect to the Commercialization of Products.

9.7

No Commercialization by KYE Outside of Territory. For greater certainty, KYE shall not, and shall cause its Affiliates and permitted sublicensees not to, (a) Commercialize, including market, distribute or sell, the Products or Compound outside of the Territory, or (b) sell the Products to, or otherwise support, any Third Parties for the purpose of Commercializing, including marketing, distributing or reselling, the Products outside of the Territory.

ARTICLE 10 MANUFACTURE AND SUPPLY

10.1

Supply. KYE shall purchase all of its requirements for the Product exclusively from Catalyst, and Catalyst shall Manufacture or have Manufactured, supply and sell to KYE all of KYE’s and its permitted sublicensees’ Product requirements. For greater certainty, KYE shall not conduct, or have conducted, any Manufacture of the Compound or Product without first obtaining the prior written consent of Catalyst.

10.2

Quality Requirements. Catalyst shall have Manufactured the Product in accordance with the Product Specifications, the Quality Agreement (as defined in this Section 10.2) and all Applicable Laws, including Good Manufacturing Practices. The Parties shall negotiate in good faith and enter into a Quality Agreement customary in the industry no later than three (3) months before the anticipated First Commercial Sale of the Product in the Territory (the “Quality Agreement”). The Parties shall determine the Product Specifications, and any later amendments thereto, in such Quality Agreement.

10.3

Forecasting. No later than six (6) months prior to the expected First Commercial Sale of the Product, and monthly thereafter, on or before the tenth (10th) day of each calendar quarter, KYE shall deliver to Catalyst in writing a non-binding rolling forecast for reasonably anticipated monthly orders of Product over the subsequent twelve (12) months (each, a “Forecast”). The quantities of Product forecasted to be ordered for the first six (6) months of each rolling Forecast shall represent binding obligations of KYE to purchase from Catalyst (each, a “Binding Forecast”).

10.4

Supply Price. Catalyst shall supply to KYE the Product at the Supply Price. The Supply Price shall not be increased more than once each Calendar Year; provided that, if in any Calendar Year, Catalyst’s actual Manufacturing costs attributable to Manufacturing Product in primary packaging or Catalyst’s costs attributable to having the primary packaged Product processed into the secondary packaged Product by a subcontractor increase by ten percent (10.0%) or more over the preceding Calendar Year, Catalyst shall provide prompt written notice to KYE of such increase and the Parties shall discuss options for addressing such increase and managing the Supply Price for Product.

10.5

Purchase Orders. KYE shall provide to Catalyst written purchase orders for the Product (each, a “Purchase Order”), each of which shall specify the quantity of Product ordered and the delivery date, as well as a specification as to which quantities of Product are to be supplied. The minimum Purchase Order quantity is (a) 750 Units of Product, or multiples thereof until the end of the First Commercial Sale Year and (b) 750 Units of Product, or multiples thereof in and after the next Calendar Year of the First Commercial Sale Year.

10.6

Limits on Order Quantities and Delivery Times. With respect to any given month, KYE shall not without Catalyst’s written approval (not to be unreasonably withheld, conditioned or delayed), submit Purchase Orders for Product that aggregate more than ten percent (10.0%) over the forecasted amounts for such month contained in the most recent Binding Forecast delivered hereunder. The specified delivery date of a Purchase Order shall be at least one hundred twenty (120) days to a maximum of one hundred sixty (160) days after the date of such Purchase Order, provided that the specified delivery date for the first Purchase Order shall be at least one hundred forty (140) days after the date of the first Purchase Order. For any late deliveries made by Catalyst more than one hundred and sixty (160) days after the Purchase Order date, the Supply Price will be reduced to the net price actually paid by Catalyst to its supplier for finished Product after all discounts, rebates and other price adjustments in final packaged form for the Territory plus freight and shipping costs.

10.7

Confirmation of Purchase Orders. Within fifteen (15) Business Days after receipt of a Purchase Order placed pursuant to this Section 10.7, Catalyst shall confirm such Purchase Order in writing. Subject to Catalyst’s obligations regarding the Binding Forecast, Catalyst may reject any Purchase Order, if such Purchase Order does not comply with this Article 10 (Manufacture and Supply). A Purchase Order will be deemed accepted if KYE does not receive Catalyst’s written rejection within fifteen (15) Business Days after receipt of said Purchase Order by Catalyst.

10.8

Purchase Orders Governed by Agreement. Any Purchase Orders submitted by KYE or permitted sublicensees shall reference this Agreement and shall be governed exclusively by the terms contained herein. Any provision in any Purchase Order, invoice, or similar document furnished by KYE or permitted sublicensees that is in any way inconsistent with the terms and conditions set forth in this Agreement is hereby rejected, unless expressly provided otherwise in writing by Catalyst.

10.9

Satisfaction of Purchase Orders. Any Purchase Order will be deemed to have been fully satisfied, as to quantity, if the quantity of Product actually delivered to KYE or permitted sublicensees is within ninety percent (90.0%) and one hundred ten percent (110.0%) of the quantity set forth in the applicable accepted Purchase Order, provided that for Purchase Orders made within six (6) months from Regulatory Approval in the Territory, the permissible range is within seventy-five percent (75.0%) and one hundred twenty-five percent (125.0%) of the quantity set forth in the applicable accepted Purchase Order.

10.10

Product Packaging. KYE shall be solely responsible to ensure that the agreed Product Specifications for the product packaging comply with all labelling, bar coding, serialization, regulatory, customs, or other requirements under the Applicable Laws in the Territory.

10.11	Delivery; Storage and Handling; Product Risk. [***]

10.12	Acceptance and Rejection by KYE; Defective Product. [***]

10.13

Complaints; Safety Notifications; Recall. Each of the Parties shall maintain, or cause to be maintained, such traceability or other records as are necessary to permit a recall, withdrawal, field alert or similar action (each, a “Recall”) regarding the Product. If a Party becomes aware of any Product complaints in or with relevance to the Territory, including complaints on quality, safety, advertising, labeling, packaging or Commercialization of the Product in the Territory by a Regulatory Authority or (other) Governmental Authority, or any information on harm actually or potentially caused to a patient, user or other person, or if a Party considers a Recall necessary, such Party shall promptly notify the other Party.

10.14

Safety Notification. Unless otherwise provided in the Safety Data Exchange Agreement entered into by the Parties in relation to the Product, in case a Product might cause, or already has caused harm to a patient, user or other person, each Party shall notify the other Party in writing (such notification, a “Safety Notification”) as soon as the respective Party has knowledge of such. Safety Notifications associated with complaints on Products are to be communicated to the following:

by telephone to Primevigilance at [***], with an email copy to [***].

10.15

Product Recalls. In the event that a Recall in the Territory regarding Product becomes necessary or KYE is required to disseminate information regarding such Product, KYE shall notify Catalyst promptly and Catalyst shall provide KYE with all reasonable assistance in connection with such Recall. To the extent that a Recall of the Product in the Territory is caused by KYE, its Affiliates, or its permitted sublicensees or subcontractors, KYE shall bear all costs and expenses associated with such Recall, shall have no right to a reimbursement or free-of-charge replacement delivery of recalled Product, and shall reimburse Catalyst for the reasonable out-of-pocket costs incurred by Catalyst arising from the Recall, and applicable fees and penalties, if any, provided that Catalyst may also claim indemnification of Loss (as defined in Section 16.1 (KYE Indemnification) as a result of any Third Party claims, actions, or judgments related to the Recall as stipulated under Section 16.1 (KYE Indemnification).

ARTICLE 11 INTELLECTUAL PROPERTY

11.1

Catalyst Inventions. As between the Parties, Catalyst shall have and retain title to all intellectual property made by its employees, agents or other persons acting under its authority during the Term. For greater certainty, as between the Parties, Catalyst or its licensors shall own all intellectual property right, title and interest in and to (i) the Compound, (ii) the Products, (iii) the Licensed Intellectual Property, and (iv) any other Know-How, intellectual property or discoveries, in each case developed by or on behalf of Catalyst during the Term.

11.2

Product Intellectual Property. Intellectual property relating to the Compound or Product, including Improvements, shall, as between the Parties, be owned by Catalyst or its licensors regardless of whether (i) conceived by or on behalf of a Party or any of its Affiliates without the inventive contribution of any representative of the other Party or (ii) conceived jointly with the inventive contribution of representatives of Catalyst or any of its Affiliates and of representatives of KYE or any of its Affiliates, whether or not also jointly with a Third Party.

11.3

Improvements. KYE shall promptly report to Catalyst in writing each Improvement and shall reasonably cooperate to memorialize in writing an invention disclosure for each Improvement and shall require all of its employees, Affiliates, and any Third Parties working in relation to this Agreement with it or on its behalf, to assign (or otherwise convey rights) to Catalyst any Improvements made by such employee, Affiliate or Third Party, and to cooperate with KYE in connection with KYE’s obligations under this Agreement. KYE agrees, and ensures that its respective employees, Affiliates, agents, or Third Parties agree to execute all papers and otherwise assist KYE as reasonably required, to perfect in Catalyst the rights, title and other interests owned by Catalyst under this Article 11 (Intellectual Property). KYE hereby assigns and automatically and in full transfers to Catalyst all rights, title and other interests it holds or acquires during the Term, and which Catalyst is entitled to under this Article 11 (Intellectual Property).

11.4

Exploitation of Improvements, Patent Rights, etc. Subject to the licenses granted to KYE in Section 2.1 (Grant to KYE), KYE may not exploit, during or after the Term of this Agreement, any Improvements, or Patent Rights, Know-How or other intellectual property rights held by Catalyst or its licensors, in any field, nor grant any licenses or sublicenses thereunder, without the prior written consent of Catalyst.

11.5

Licensed Patents. As between the Parties, Catalyst through its licensors, shall be responsible for the Prosecution and Maintenance of the Licensed Patents in the Territory, including all expenses relating to the Prosecution and Maintenance of such Licensed Patents. KYE shall, at Catalyst or its licensor’s expense, cooperate with Catalyst in a timely manner, including by providing necessary information and assistance as Catalyst may reasonably request, in respect of any such actions to be taken, such as filing of patent term extension applications and certificate of supplementary protection applications or their equivalents in the Territory where applicable.

11.6

Trademarks. The Products shall be sold in the Territory under Catalyst and its licensors’ Trademark “AGAMREE”; provided, however, that if a Canadian Regulatory Authority requires that KYE use a trademark other than “AGAMREE” to identify the Products in the Territory, any alternate Trademarks shall be subject to Catalyst’s prior written approval, which shall not be unreasonably withheld or delayed. For greater certainty, any such alternate Trademark shall, as between the Parties, be owned by Catalyst or its licensors.

11.7

Use of Trademarks. For the Term of this Agreement, KYE shall be entitled (as part of the license grant set forth in Article 2 (License Grants)) to use Catalyst and its licensors’ Trademarks solely for Commercializing the Product in the Territory. As between the Parties, Catalyst or its licensors shall be responsible for the registration, maintenance, and enforcement of the Trademarks in the Territory at its own costs and shall keep KYE reasonably informed thereof. KYE shall not challenge or, directly or indirectly, assert any right, title or interest in or to the Trademarks or any application for registration or registration thereof. At the request and expense of Catalyst, KYE shall execute and deliver all documents that Catalyst or its licensor reasonably deems necessary or appropriate to maintain any registration in the Territory of the Trademarks, or to facilitate the making or granting of an application for registration of the Trademarks.

11.8

Adherence to Guidelines. KYE shall comply with and adhere to the Trademark guidelines, as provided by Catalyst from time to time, including with respect to the use of promotional materials, advertising materials and training materials with respect to the Products in the Territory and the packaging and labeling for the Products in the Territory.

ARTICLE 12 LITIGATION

12.1

Litigation. Subject to Section 12.2, in relation to the Territory, each Party shall promptly provide written notice to the other Party during the Term of this Agreement of (a) any known infringement or suspected infringement of any Licensed Know-How, Trademarks, Licensed Patent or Improvement by a Third Party in the Territory; or (b) any suit or other legal action commenced against KYE or Catalyst, or their respective Affiliates or permitted sublicensees, or Third Parties, in respect of Compound and/or Product(s) in the Territory, including alleged infringement of Third Party intellectual property rights. As between the Parties, Catalyst shall be responsible to take appropriate action in relation to infringements, suspected infringements, patent-related Third Party suits, litigation matters or other legal action related to any Licensed Know-How, Licensed Patent, Trademark, Improvement, the Compound and/or Product(s) at its sole cost and expense and by counsel of its own choice. KYE shall execute all documents and participate in such suits to the extent reasonably requested by Catalyst, including joining as a co-party as may be necessary. Catalyst shall have the right to control settlement in respect of any such action; provided that Catalyst shall not, except with the approval of KYE (which approval shall not be unreasonably withheld or delayed), consent to entry of any settlement which does not include the giving by the claimant or plaintiff to KYE of a release from all liability in respect to such claim.

12.2

If either Party or any of its Affiliates receives a notice of allegation pursuant to the Patented Medicines (Notice of Compliance) Regulations with respect to any Licensed Patent from a Third Party seeking a notice of compliance under the Food and Drug Regulations for a drug, it shall notify the other Party of such notice of allegation within three (3) days after receipt thereof. KYE shall be entitled to exercise any rights provided to a “first person” under the Patented Medicines (Notice of Compliance) Regulations to prevent the issuance of a notice of compliance, including applying to a court for an order prohibiting the Minister of Health from issuing a notice of compliance to the Third Party, provided that KYE shall keep Catalyst informed of developments and consider reasonable requests of Catalyst in respect of such court proceedings. Catalyst shall be responsible for covering all reasonable legal fees of KYE with respect to such court proceedings.

ARTICLE 13 TERM AND TERMINATION

13.1

Term. The term of this Agreement shall commence on the Effective Date and, unless earlier terminated in accordance with this Article 13, shall remain in force, in the Territory until the end of the Royalty Term in the Territory (the “Initial Term”). At the end of the Initial Term or any renewal term, the Initial Term or renewal term will automatically renew for an additional [***] if Net Sales of the Product in the last year of the Initial Term or any renewal term exceeds [***] Dollars ($[***]). If Net Sales of the Product in the last year of the Initial Term or any renewal term do not exceed [***] Dollars ($[***]), the Agreement will only renew upon mutual agreement of both Parties.

13.2	Termination due to Profit Margin Event. [***].

13.3

Termination Right of Catalyst for Failure to Timely Receive Initial Payment. Should the full amount of the Initial Payment not be received by Catalyst within the deadline set forth in Section 3.1 (Initial Payment), Catalyst shall have the right to immediately terminate this Agreement by written notice to KYE.

13.4 Termination for Cause.

(i)

Either Party may terminate this Agreement, at any time during the Term in the event the other Party commits a material breach of its obligations under this Agreement by giving written notice of such breach specifying in reasonable detail the claimed breach to the breaching Party if such breach remains uncured for ninety (90) days (or thirty (30) days in the case of the breach of a payment obligation, other than a payment obligation disputed in good faith unless unresolved sixty (60) days after its due date), measured from the date written notice of such breach specifying in reasonable detail the claimed breach is given to the breaching Party; provided, however, if such breach (other than breach of a payment obligation) is not susceptible of cure within the stated period and the breaching Party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional one hundred twenty (120) days.

(ii)

If the allegedly breaching Party disputes in good faith the allegation that there has been a material breach (including a good faith dispute regarding the payment of money), then such Party may contest the allegation in accordance with Article 17 (Governing Law; Dispute Resolution) and, provided that the allegedly breaching Party gives written notice to the other Party of such dispute and initiates dispute resolution procedures during the applicable cure period, such cure period will toll upon the initiation of such dispute resolution procedures. If, as a result of such dispute resolution process, it is finally determined pursuant to Article 17 (Governing Law; Dispute Resolution) that the breaching Party committed a material breach of this Agreement, then the applicable cure period will resume and if the breaching Party does not cure such material breach within the remainder of such cure period (as such cure period may be extended pursuant to Section 13.4(i), then this Agreement will terminate effective as of the expiration of such cure period. This Agreement will remain in full force and effect during the pendency of any such dispute resolution proceeding and the applicable cure period. Any such dispute resolution proceeding will not suspend any obligations of either Party hereunder and each Party will use reasonable efforts to mitigate any damages. If, as a result of such dispute resolution proceeding, it is determined that the breaching Party did not commit such material breach (or such material breach was cured in accordance with Section 13.4(i) then no termination of this Agreement will be effective, and this Agreement will continue in full force and effect.

13.5

Termination by Catalyst Without Cause. After the end of the Royalty Term, Catalyst shall have the right, exercisable upon one hundred eighty (180) days’ prior written notice to KYE, to terminate this Agreement, in its entirety if the Royalty Term has expired in the Territory.

13.6

Termination on Insolvency of a Party. Either Party shall be entitled to terminate this Agreement by notice to the other Party, if at any time during the Term, (i) the other Party files for, or is subject to, the institution of bankruptcy, liquidation, receivership, reorganization or compromise of debts or similar proceedings, including, without limitation pursuant to Title 11, U.S. Code (the “Bankruptcy Code”), the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) (collectively, the “Canadian Insolvency Statutes”) or any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation, (ii) the other Party assigns all or a substantial portion of its assets for the benefit of creditors, (iii) a receiver, trustee, custodian or similar official is appointed for the other Party’s business, (iv) a substantial portion of the other Party’s business is subject to attachment or similar process, or (v) the other Party is unable to pay its debts as they fall due, makes an admission in writing of its inability to pay its debts as they mature or as they become due, acknowledges its insolvency or otherwise becomes bankrupt or insolvent (however evidenced). All rights and licenses granted under or pursuant to any clause of this Agreement are for the purposes of Section 365(n) of the Bankruptcy Code licenses of rights to “intellectual property” as defined in Section 101(56) of the Bankruptcy Code (and any equivalent provisions under the bankruptcy or insolvency laws of any other relevant jurisdiction, including without limitation, the Canadian Insolvency Statutes). The Parties shall retain and may fully exercise all of their respective rights and elections under the Bankruptcy Code, the Canadian Insolvency Statutes or other Applicable Laws in any jurisdiction provided that they comply with the terms of this Agreement.

13.7

Termination by Catalyst for Patent Challenge. Except to the extent the following is unenforceable under the Applicable Laws of a particular jurisdiction, Catalyst may terminate this Agreement in its entirety with thirty (30) days’ written notice to KYE if KYE or its Affiliates or sublicensees commences a Patent Challenge with respect to any Licensed Patent, unless such action is withdrawn during such thirty (30)-day period.

13.8

Effects of Early Termination by Catalyst. If Catalyst terminates this Agreement pursuant to Section 13.4 (Termination for Cause), Section 13.6 (Termination on Insolvency of a Party), or Section 13.7 (Termination by Catalyst for Patent Challenge), upon written request by Catalyst provided to KYE within ten (10) Business Days after the effective date of such termination, KYE shall, at no cost to Catalyst, (a) provide Catalyst all Regulatory Documentation for Products in the Territory in its possession, (b) assign to Catalyst, or provide Catalyst access, to the Regulatory Documentation regarding the Product in the Territory Controlled by KYE, (c) transfer, and cause each of its Affiliates to transfer, to Catalyst any Regulatory Approvals for the Product in the Territory, (d) provide to Catalyst any instruments, assignments and documents necessary to give effect to the transfer of the

Regulatory Approvals to Catalyst. Upon Catalyst’s request, KYE shall (A) provide Catalyst with copies of all data generated by KYE in the course of Commercializing of the Products by or on behalf of KYE, and (B) grant Catalyst a non-exclusive (or exclusive), sublicensable license under the Patent Rights, Know-How and other intellectual property Controlled by KYE or its Affiliates, to the extent required for Catalyst and its Affiliates and its sublicensees to conduct, or engage in, Commercializing the Products in the Territory (and, at Catalyst’s request, outside the Territory). Catalyst shall be free to use such Regulatory Approvals and Regulatory Documentation and, subject to such written agreement by the Parties, any related data in the further Development and/or Commercialization of the Product in the Field in and outside of the Territory. In addition, KYE shall reasonably cooperate with Catalyst, at Catalyst’s cost and expense, to facilitate orderly winddown of the Commercialization of Products in the Territory or, subject to written agreement by the Parties as described above, transition of the Commercialization of Products in the Territory to Catalyst or its designee including (i) assigning, upon request of Catalyst, any agreements or arrangements with Third Party vendors to Commercialize Products or, to the extent any such Third Party agreement or arrangement is not assignable to Catalyst, reasonably cooperating with Catalyst to arrange to continue to provide such services for a reasonable time after termination; and (ii) to the extent that KYE or its Affiliate or permitted sublicensee is performing any activities described above in (i), reasonably cooperating with Catalyst to transfer such activities to Catalyst or its designee and continuing to perform such activities on Catalyst’s behalf for a reasonable time after termination. The Parties shall discuss and establish appropriate arrangements with respect to safety data exchange after the Term.

13.9	Other Effects of Termination. Upon termination of this Agreement:

(i)

all licenses granted under this Agreement by either Party to the other Party, and any sublicenses granted by either Party under any such license, shall automatically terminate, and KYE, its Affiliates and terminated sublicensees shall refrain from using the Licensed Intellectual Property and Catalyst’s trademarks with immediate effect, and shall not hold themselves out as being Catalyst’s licensees;

(ii)

the Party that has Confidential Information (as defined in Section 15.1 (Confidential Information)) of the other Party shall destroy or return (at the discretion of the Disclosing Party (as defined in Section 15.2 (Obligations of Confidentiality and Non-Use)) all such Confidential Information in its possession as of the effective date of termination (with the exception of one copy of such Confidential Information, which may be retained by the Party that received such Confidential Information subject to a continuing obligation of non-use and non-disclosure to confirm compliance with the non-use and non-disclosure provisions of this Agreement and/or to comply with document retention obligations under Applicable Laws), provided that each Party may retain and continue to use such Confidential Information of the other Party to the extent necessary to exercise any surviving rights or obligations under this Agreement;

(iii)

KYE shall not, and shall cause its Affiliates and permitted sublicensees, not to, use or register any trademark, name, sign, logo, domain name, or social media presence consisting of or containing signs identical or confusingly similar, to the word “AGAMREE” or to other trademarked used in respect of the Product in the Territory with the approval of Catalyst per Section 11.6, or to Catalyst or its licensor’s other Trademarks previously used in relation to the Product or Compound. To the extent that KYE or its Affiliates own upon termination any trademark used in connection with the sale of the Product in the Territory, KYE agrees to transfer, and to cause its Affiliates, and permitted sublicensees, to transfer, such trademark to Catalyst upon Catalyst’s request and without any compensation, and to execute all documents and perform all acts necessary or useful to give effect to such transfer and to register Catalyst as the new trademark owner in the Territory.

(iv)

Should Catalyst terminate this Agreement, Catalyst shall re-purchase all of KYE’s and its Affiliates’ and its permitted sublicensees’ inventory of the Products, provided that such Products have a minimum remaining shelf life of twelve (12) months, at a price equal to the Supply Price paid by KYE to Catalyst therefor. For all other terminations of this Agreement, Catalyst has the right, but not the obligation, to re-purchase all or part of KYE’s and its Affiliates’ and its permitted sublicensees’ inventory of the Products, provided that such Products have a minimum remaining shelf life of twelve (12) months, at a price equal to the Supply Price paid by KYE to Catalyst therefor. For these purposes, KYE shall provide to Catalyst a list of the relevant Product(s) in the inventory of KYE, its Affiliates and permitted sublicensees, including information on the remaining quantities and the remaining shelf life of the relevant Products in the inventory at the effective date of the termination, as well as on the applicable re-purchase prices and the documents allowing to verify such repurchase prices. In case Catalyst did not exercise its re-purchase option, at the request of Catalyst, KYE shall, and shall instruct its Affiliates and permitted sublicensees to destroy, any remaining Products in the Territory, and shall send Catalyst written confirmation of such destruction.

(v)

If this Agreement is terminated prior to KYE being issued a notice of compliance from Health Canada pursuant to section C.08.004 of the Food and Drug Regulations to market the Products in the Territory, a reasonable transition period will be implemented to transition any Studies (as defined in section 2.5 of this Agreement) from KYE back to Catalyst, or such other third party designated by Catalyst.

13.10

In the event that this Agreement is terminated as a result of a termination of the Santhera Agreement, Catalyst shall, at KYE’s request, provide KYE with reasonable assistance in initiating discussions with Santhera for KYE’s licensing of the Licensed Intellectual Property in the Territory; provided, however, that Catalyst makes no guarantees that Santhera will engage in licensing discussions with KYE or that Santhera will agree to license the Licensed Intellectual Property to KYE.

13.11	Nothing in this Article 13 (Term and Termination) shall limit any other remedy either Party may have for the other Party’s breach of this Agreement.

13.12

Survival of Certain Obligations. Expiration or termination of the Agreement shall neither relieve the Parties of any obligation accruing before such expiration or termination nor affect those obligations set forth in this Agreement which, from their context or meaning, are intended to survive termination or expiration of this Agreement.

ARTICLE 14 REPRESENTATIONS, WARRANTIES AND COVENANTS

14.1	Catalyst and KYE each represents and warrants to the other with respect to itself (or such other person as set forth below) that:

(i)

it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement;

(ii)	it is duly authorized by all requisite action to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby;

(iii)

the execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default under (i) a loan agreement, guaranty, financing agreement, agreement affecting a product or other agreement or instrument binding or affecting it or its property; (ii) the provisions of its charter or operative documents or bylaws; or (iii) any order, writ, injunction or decree of any court or other Governmental Authority entered against it or by which any of its property is bound;

(iv)	it has duly executed and delivered this Agreement;

(v)

as of the Effective Date, each of its obligations under this Agreement is a legal, valid and binding obligation upon it, enforceable against it in accordance with the provisions of this Agreement except to the extent of the bankruptcy laws, laws of moratorium, and laws affecting the rights of creditors generally that might be applied with retroactive effect in any future proceeding;

(vi)

it and its Affiliates have never been, are not currently, and during the Term of this Agreement will not become, a Debarred Entity and (ii) no debarred person or Debarred Entity has performed or rendered, or will perform or render, any services or assistance on its behalf relating to the Compound or the Product. If there exists a threat of debarment or any such debarment occurs, whether official or de facto, the effected Party shall promptly notify the other Party.

(vii)	it and any of its Affiliates shall at all times comply with all Applicable Laws relating to its activities under this Agreement;

(viii)

neither it, nor any of its Affiliates, nor to its knowledge any director, officer, agent, employee, or other person acting on behalf of the respective Party or any of its Affiliates is aware of or has taken any action, or will knowingly during the Term of this Agreement take any action, directly or indirectly, that would result in a violation by such persons or each Party of Applicable Laws, including the Food and Drugs Act and Food and Drug Regulations, or guidelines/policies promulgated by Health Canada, and all other Applicable Laws;

(ix)

neither it, nor any of its Affiliates, nor to its knowledge any director, officer, agent, employee, or other person acting on behalf of the respective Party or any of its Affiliates is aware of or has taken any action, or will during the Term of this Agreement take any action, directly or indirectly, that would result in a violation by such persons or each Party of Applicable Laws on anti-corruption, anti-bribery, anti-money-laundering, sanctions or similar laws, including the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, any sanctions, trade embargoes, or export controls implemented, administered, or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Departments of State or Commerce, Canada’s Competition Bureau or the Royal Canadian Military Police, or any anti-bribery, anti-corruption, anti-money-laundering or sanction laws or regulations applicable in the Territory or Switzerland (the “Anti-Corruption and Sanction Laws”);

(x)

the respective Party, its Affiliates, and, to its knowledge, any agent or other person acting on behalf of the respective Party or any of its Affiliates have conducted their businesses in compliance with such Anti-Corruption and Sanction Laws, and have instituted and will maintain during the Term of this Agreement policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(xi)

each Party represents and warrants that except in the case of its disclosure to the other Party in writing prior to the signing of this Agreement, (1) no significant shareholders (>25.0% shareholding), members of senior management team, members of the Board of Directors, or key individuals who will be responsible for the provision of goods / services, are currently or have been in the past two years a Government Official; (2) it is not aware of any immediate relatives (e.g., spouse, parents, children or siblings) of the persons listed in the previous subsection (1) having a public or private role which involves making decisions that could affect either Party’s interests; (3) it does not have any other interest which directly or indirectly conflicts with its proper and ethical performance of this Agreement; and (4) it shall maintain arm’s length relations with all Third Parties with which it deals for or on behalf of it in performance of this Agreement. Each Party shall inform the other Party in writing at the earliest possible opportunity of any conflict of interest as described in this clause that arises during the performance of this Agreement;

(xii)

each Party represents and warrants it will not make any payment or transfer of value, directly or indirectly, to a Government Official or to any other person while knowing that all or some portion of the payment will be offered to the person for purposes of influencing the person’s action or having any other influence on any person to do or omit to do any act in violation of the person’s lawful duties, influencing an act or decision of the person’s in his or her official capacity, inducing the person to use his or her influence with the government, or influencing the person to assist the other Party in obtaining or retaining business or in securing any improper business advantage or benefit;

(xiii)	it does not have in effect, and after the Effective Date it shall not enter into any oral or written agreement or arrangement that would conflict with its obligations under this Agreement;

(xiv)

it shall not, and shall cause its Affiliates and permitted sublicensees not to, without the other Party’s prior written consent, use any funding from any Governmental Authority to perform any activities under this Agreement in the Territory.

(xv)

each Party covenants to the other, as of the Effective Date and during the Term of this Agreement, that it shall be solely responsible for, and shall ensure the payment of, any compensation or remuneration for its employees or contractors performing activities in connection with this Agreement that is legally sufficient under Applicable Laws to compensate, remunerate and award such employees or contractors for their contributions, as applicable.

14.2

Catalyst represents and warrants that, as of the Effective Date, (a) it is not in breach of the Santhera Agreement; and (b) to its knowledge, there have been no infringement claims in respect of the Licensed Intellectual Property in the Territory. Further Catalyst, shall promptly notify KYE of any event that is reasonably likely to create a material breach of the Santhera Agreement by Catalyst. For greater certainty, Catalyst does not represent and warrant that the Compound or Product or Licensed Patents or Licensed Know-How can be Developed or Commercialized for any particular indication, or that a Regulatory Authority will authorize the Product for marketing in the Territory or otherwise grant an approval with respect to the Product in the Territory.

14.3

KYE acknowledges and confirms (a) it has conducted its own investigation and analysis of (i) the Licensed Patents or Licensed Know-How and other proprietary rights of Third Parties as such rights relate to the Commercialization and Development of the Product in the Field in the Territory, and (ii) the potential infringement thereof, (b) understands the complexity and uncertainties associated with possible claims of infringement of Patent Rights or other proprietary rights of Third Parties, particularly those relating to pharmaceutical products, and (c) acknowledges and agrees that it is, subject to any claim it may have against Catalyst for a misrepresentation or breach of warranty or otherwise under this Agreement, solely responsible for the risks of such claims. KYE acknowledges and agrees that it has received access to all requested information relating to Licensed Patents, Licensed Know-How and the Product and all its questions in relation thereto have been answered to its satisfaction in the course of its due diligence related to the transactions contemplated by this Agreement.

14.4

Disclaimers. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN, CATALYST MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT, AND CATALYST SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING ANY WARRANTY OF VALIDITY OF LICENSED INTELLECTUAL PROPERTY, OR OF QUALITY, MERCHANTABILITY, OR FITNESS OF THE COMPOUND OR PRODUCT FOR A PARTICULAR USE. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A WARRANTY OR REPRESENTATION BY CATALYST THAT THE COMPOUND OR PRODUCT, OR THE PRACTICE OR USE OF THE LICENSED INTELLECTUAL PROPERTY WILL NOT INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

ARTICLE 15 CONFIDENTIALITY

15.1

“Confidential Information” means all information and data disclosed by or on behalf of one Party (the “Disclosing Party”) to the other Party or its Affiliates (the “Receiving Party”) in connection with this Agreement, and/or learned by the Receiving Party hereunder, regardless of form, including a formula, pattern, compilation, program, method, technique, process, biological material, gene sequence, chemical structure or activity, design, source code, business plan, business opportunity, customer or personnel list, or financial statement proprietary to the Disclosing Party or its Affiliates, except any portion thereof which the Receiving Party can show by competent evidence:

(i)	is known to the Receiving Party before receipt thereof under this Agreement or any other agreement between the Parties hereto providing for confidentiality;

(ii)

is disclosed to the Receiving Party on a non-confidential basis by a Third Party, who is under no obligation of confidentiality to the Disclosing Party with respect to such information and who otherwise has a right to make such disclosure;

(iii)	was, is or becomes published, as evidenced by a written version thereof, or generally known in the trade, scientific or medical community through no fault of the Receiving Party; or

(iv)	is independently developed by the Receiving Party, without use of or reliance on the Disclosing Party’s Confidential Information, by persons having no access thereto.

15.2

Obligations of Confidentiality and Non-Use. Each Receiving Party agrees that it shall keep confidential and shall not publish or otherwise disclose, and will take all reasonable steps to prevent disclosure of, Confidential Information of the Disclosing Party and will not use any Confidential Information of the Disclosing Party except to the extent permitted by this Agreement in connection with the performance of its obligations or exercise of its rights hereunder or otherwise agreed to in writing. Improvements shall be deemed Confidential Information of Catalyst. No provision of this Agreement shall be construed to preclude disclosure of Confidential Information to the extent required to be disclosed by Applicable Laws or by any rule or regulation of any court, stock exchanges or other Governmental Authority with competent jurisdiction; provided that the Receiving Party shall notify the Disclosing Party as soon as reasonably possible and whenever legally permissible and the Receiving Party shall, if requested by the Disclosing Party, use reasonable good faith efforts, at the expense of the Disclosing Party, to assist in seeking a protective order (or equivalent) with respect to such disclosure or otherwise take reasonable steps to avoid making such disclosure, and the Receiving Party shall furnish only that portion of the Confidential Information which it is advised by counsel is legally required whether or not a protective order or other similar order is obtained by the Disclosing Party. In addition, (a) the obligations of confidentiality set forth herein shall not be construed to prevent use or disclosure of, or reference to, such information as reasonably necessary to enforce the terms of this Agreement (whether in court, arbitration or otherwise), provided that the Party shall use reasonable good faith efforts to obtain confidential treatment in connection with any such disclosure of the Confidential Information of the other Party, and (b) either Party may disclose the Confidential Information of the other Party as reasonably necessary, under reasonable and customary written obligations of confidentiality, to actual or potential investors, acquirers (of the company or of assets related to this Agreement), permitted sublicensees, contractors and others on a need to know basis, (c) a Receiving Party may use and disclose the Confidential Information of the Disclosing Party as reasonably necessary to obtain or maintain any Regulatory Approval and to conduct Development and Commercialization activities, including to conduct non-clinical studies and clinical trials and for pricing approvals, provided, that such activities are otherwise consistent with the Receiving Party’s rights and obligations under this Agreement and that the Receiving Party shall take all reasonable steps to limit disclosure of the Confidential Information outside such regulatory agency and to otherwise maintain the confidentiality of the Confidential Information.

15.3

Except as permitted by this Article 15 (Confidentiality), neither Party shall disclose any terms or conditions of this Agreement without the prior written consent of the other Party; provided, however, that Catalyst may disclose this Agreement and documents regarding reporting of Royalties, audit rights, and patent prosecution relating to this Agreement or regarding its performance (including reports on milestones and any payments) to Santhera and other Third Parties as required to the extent required for Catalyst to comply with its obligations under the Santhera Agreement. Notwithstanding the foregoing, either Party may disclose the terms of this Agreement to the extent required by applicable statute, rule or regulation of any court or other Governmental Authority with competent jurisdiction or by applicable rules of the U.S. Securities and Exchange Commission or similar regulatory agency in any country other than the U.S. or of any stock exchange or listing entity (“Securities Authority”) as it determines, based on advice of counsel, to be reasonably necessary to comply with Applicable Laws, including laws or regulations of a Securities Authority, or for appropriate market disclosure. Each Party shall provide the other Party with advance notice of such disclosures to the extent practicable and shall use reasonable efforts to submit to the other Party a draft of such public disclosure for review and comment by the other Party. The Parties will consult with each other on the provisions of this Agreement to be redacted in any filings made by a Party with a Securities Authority or as otherwise required by Applicable Laws; provided that each Party shall have the right to make any such filing as it reasonably determines to be necessary under Applicable Laws provided such Party shall use reasonable efforts to obtain confidential treatment of any information concerning this Agreement that such other Party requests be kept confidential, and shall only disclose Confidential Information which it is advised by counsel is legally required to be disclosed. No such notice shall be required under this Section 15.3 if the substance of the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either Party hereunder or otherwise approved by the other Party.

15.4

Publicity. Neither Party shall issue any public announcement, press release, or other public disclosure regarding this Agreement or its subject matter, except (a) with the other Party’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed, (b) for any such disclosure that is, in the opinion of the Disclosing Party’s counsel, required by Applicable Laws or the rules of a stock exchange on which the securities of the Disclosing Party are listed, or (c) as provided in Section 15.2 (Obligations of Confidentiality and Non-Use). Moreover, neither Party shall have any right to use the name, trademark, trade name or logo of the other Party or its employees without the prior express written permission of the other Party, except as may be required by the Applicable Laws or stock exchange regulations.

15.5

Scientific Publications. Catalyst will have the right to review and comment on any scientific material proposed for publication or public oral or visual presentation by KYE that relates to the Compound or Products or includes Confidential Information of Catalyst. Before any such material is submitted for publication, KYE will deliver a complete copy to Catalyst at least forty-five (45) days prior to submitting the material to a publisher or initiating any other disclosure. KYE will comply with Catalyst’s request to delete references to Catalyst’s Confidential Information in any such material. In addition, if any such publication contains patentable subject matter of Catalyst, then at Catalyst’s request, KYE will either delete the patentable subject matter from such publication or delay any submission for publication or other public disclosure for a period of up to an additional sixty (60) days so that appropriate patent applications may be prepared and filed.

15.6

Equitable Relief. Each Party acknowledges that its breach of this Article 15 (Confidentiality) would cause irreparable harm to the other Party, which cannot be reasonably or adequately compensated in damages in an action at law. By reasons thereof, each Party agrees that the other Party shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any actual or threatened breach of the obligations relating to Confidential Information set forth in this Article 15 (Confidentiality) by the other Party.

ARTICLE 16 INDEMNIFICATION; LIABILITY; INSURANCE

16.1

KYE Indemnification. KYE shall indemnify, defend and hold Catalyst, its Affiliates, and their respective officers, directors, employees and agents (“Catalyst Indemnitees”) harmless from and against any and all harm, liability, damage, loss and expense (including reasonable attorneys’ fees and expenses of litigation) (“Loss”) as a result of any Third Party claim, demand, action, or judgment, to the extent arising out of or relating to (a) the Development, Manufacture or Commercialization of the Product in the Territory by KYE, its Affiliates or Third Parties on behalf of KYE or its Affiliates; (b) any breach by KYE of this Agreement; or (c) the gross negligence or willful misconduct of any KYE Indemnitee (as hereinafter defined) relating to the Commercialization of the Product, provided, however, that the foregoing indemnity shall not apply to the extent that such Loss arose out of any of the matters for which Catalyst is obligated to indemnify the KYE Indemnitees pursuant to Section 16.2 (Catalyst Indemnification).

16.2

Catalyst Indemnification. Catalyst shall indemnify, defend and hold KYE, its Affiliates, and their respective officers, directors, employees and agents (“KYE Indemnitees”) harmless from and against any and all Loss as a result of any Third Party claim, demand, action, or judgment, to the extent arising out of or relating to (a) the Development, Manufacture or supply or Commercialization of the Product by Catalyst, its Affiliates or Third Parties on behalf of Catalyst or its Affiliates; (b) any breach by Catalyst of this Agreement; or (c) the gross negligence or willful misconduct of any Catalyst Indemnitee; provided, however, that the foregoing indemnity shall not apply to the extent that such Loss arose out of any of the matters for which KYE is obligated to indemnify the Catalyst Indemnitees pursuant to Section 16.1 (KYE Indemnification).

16.3

LIMITATION ON LIABILITY. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER UNDER THIS AGREEMENT FOR ANY INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS AND LOST REVENUES.

16.4

Claims Procedure. A Party entitled to be indemnified by the other Party (an “Indemnified Party”) pursuant to Section 16.1 (KYE Indemnification) or Section 16.2 (Catalyst Indemnification) hereof shall give written notice to the other Party (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any threatened or asserted claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that:

(i)	the Indemnified Party may participate in such defense at such Indemnified Party’s expense;

(ii)

the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement to the extent that such failure to give notice did not result in prejudice to the Indemnifying Party or the Indemnifying Party’s insurer;

(iii)

the Indemnifying Party, in the defense of any such claim or litigation, shall not, except with the approval of the Indemnified Party (which approval shall not be unreasonably withheld or delayed), consent to entry of any judgment or enter into any settlement which, (i) would result in injunctive or other non-monetary relief being imposed against the Indemnified Party; or (ii) does not include the giving (as an unconditional term thereof) by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation; or (iii) includes an admission of liability; and

(iv)

the Indemnified Party shall furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing, and shall be reasonably required in connection with the defense of such claim or litigation resulting therefrom.

16.5	Insurance. Each Party shall obtain and maintain comprehensive general liability insurance customary in the industry for companies of similar size conducting similar business.

ARTICLE 17 GOVERNING LAW; DISPUTE RESOLUTION

17.1

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S. without regard to its conflict of laws rules and to the Convention on the International Sale of Goods.

17.2

Referral to Executives. If a Dispute cannot be resolved by good faith negotiations, it shall be referred, by written notice from either Party to the other, to the Chief Executive Officers of the Parties for resolution. The Chief Executive Officers or their respective designees (with similar authority to resolve such Dispute) shall negotiate in good faith to resolve such dispute through discussions promptly following such written notice. If the Chief Executive Officers cannot resolve the Dispute within thirty (30) days of such written notice, or either Party concludes that the matter will not be so resolved, then the Dispute shall be resolved as provided in Section 17.3 (Arbitration).

17.3

Arbitration. Subject to Section 17.4 (Disputes Relating to Patents and Trademarks and Equitable Relief), any Dispute arising out of or in connection with this Agreement or the enforcement of any provision of this Agreement, if not resolved by the Chief Executive Officers pursuant to Section 17.2 (Referral to Executives), shall be finally resolved by binding arbitration administered by the ICC pursuant to the Rules of Arbitration of the ICC in force on the date on which a request for arbitration is submitted in accordance with those Rules. Judgment on the arbitration award may be entered in any court having jurisdiction thereof. The arbitration shall be conducted by a one or three arbitrators who shall have experience with respect to the matter(s) to be arbitrated. In case of three arbitrators, one shall be nominated by KYE, one shall be nominated by Catalyst, and the third arbitrator, who shall serve as a chair, shall be nominated by the two party-nominated arbitrators. The place of arbitration shall be New York (New York, U.S.A.). The language of the proceedings shall be English. Either Party may apply to the arbitrator(s) for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Nothing contained herein shall be construed to permit the arbitrator(s) to award punitive, exemplary or similar damages. Each Party shall bear an equal share of the arbitrators’ fees and any administrative fees of arbitration. Except to the extent necessary to confirm, challenge, or enforce an award or as may be required by Applicable Laws, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. The Parties further agree that any payments made pursuant to this Agreement pending resolution of the Dispute shall be refunded if the arbitrator determines that such payments are not due.

17.4

Disputes Relating to Patents and Trademarks and Equitable Relief. Any Dispute relating to (a) either (i) the scope, validity, enforceability or infringement of any Patent Rights; or (ii) any Trademarks, shall in each case be submitted to a court of competent jurisdiction in the Territory, or (b) the need to seek urgent preliminary (including injunctive) relief (e.g., in the event of a potential or actual breach of the provisions in Section 2.8 (Non-Compete) or the confidentiality and non-use provisions in Article 15 (Confidentiality) need not be resolved through the procedure described in Section 17.3 (Arbitration), but may be immediately brought in any court of competent jurisdiction in order to preserve the status quo during the resolution of any Dispute under Section 17.3 (Arbitration).

17.5

Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Party hereto, the prevailing Party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

ARTICLE 18 GENERAL PROVISIONS

18.1

Santhera Agreement. KYE acknowledges and agrees that the terms of this Agreement are subject in all respects to the terms and conditions of the Santhera Agreement. KYE further agrees that (i) the licensor under the Santhera Agreement retained certain rights, which are not granted to KYE hereunder; (ii) such licensor shall be deemed to be a Third Party beneficiary of this Agreement; (iii) all Confidential Information provided to Catalyst hereunder may be shared with such licensor; and (iv) KYE shall fully cooperate with Catalyst to assist Catalyst in complying with its obligations (including but not limited to recordkeeping and information sharing) under the Santhera Agreement.

18.2

Force Majeure. Except with regard to obligations to pay money, neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by Force Majeure. The non-performing Party shall notify the other Party of such Force Majeure by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than necessary to resolve such Force Majeure event and the non-performing Party shall use diligent efforts to remedy its inability to perform. If a condition constituting Force Majeure exists for more than ninety (90) consecutive days, the Parties shall meet to negotiate a mutually satisfactory solution to the problem.

18.3

Amendment and Waiver. The terms and conditions of this Agreement may not be amended or modified, except in a writing signed by both Parties. No provision of or right under this Agreement shall be deemed to have been waived by any act or acquiescence on the part of any Party, its agents or employees, except by an instrument in writing signed by an authorized officer of such Party. No waiver by either Party of any breach of this Agreement by any other Party shall be effective as to any other breach, whether of the same or any other term or condition and whether occurring before or after the date of such waiver.

18.4

Independent Contractors. Each Party represents that it is acting on its own behalf as an independent contractor and is not acting as an agent for or on behalf of any Third Party. This Agreement and the relations hereby established by and between Catalyst and KYE do not constitute a partnership, joint venture, agency or contract of employment between them. Neither Party shall be responsible for acts or omissions of the other Party or the other Party’s agents or Affiliates or permitted sublicensees.

18.5

Assignment. No Party shall sell, assign or transfer its rights or obligations under this Agreement to any Third Party or to an Affiliate without the prior written consent of the other Party, except that (a) Catalyst is entitled to assign the right to receive any payments under this Agreement from KYE (including milestone and other payments) to a Third Party without KYE’s consent, and (b) Catalyst may sell, assign or transfer its rights and obligations under this Agreement without KYE’s consent to (i) a Third Party successor to substantially all of Catalyst’s business or assets relating to the Compound or Products (whether by merger, sale of stock, sale of assets or other transaction), or (ii) an Affiliate. Any purported assignment of this Agreement in breach of this Section 18.5 (Assignment) shall be null and void. Subject to the foregoing, this Agreement will be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns.

18.6	No Set-Off. Unless otherwise provided herein or agreed in writing, payments to be made under this Agreement shall be made in full without any set-off or other similar rights.

18.7

Notices. All communications hereunder shall be in writing, in English and shall be deemed to have been duly given upon receipt by the addressee at the addresses set forth below, or such other address as either Party may specify by notice sent in accordance with this Section 18.7 (Notices). Receipt may be sufficiently established by confirmation of delivery by an internationally recognized courier service, such as Federal Express, DHL or UPS.

If to Catalyst:

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with a copy to:

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If to KYE:

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with a copy to:

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A copy of any notice under this Agreement shall be sent to the Receiving Party by email, however, such email is neither a requirement for a proper notice, nor is it a sufficient notice. However, for communications at a day-to-day, operational level, correspondence by email shall be sufficient.

18.8

Severability. In the event any provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof. The Parties agree that they will negotiate in good faith or will permit a court or arbitrator to replace any provision hereof so held invalid, illegal or unenforceable with a valid provision which is as similar as possible in substance to the invalid, illegal or unenforceable provision.

18.9	No Presumption. In construing the terms of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms.

Word Meanings. The captions and headings of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. Words such as herein, hereinafter, hereof and hereunder refer to this Agreement as a whole and not merely to a Section or paragraph in which such words appear, unless the context otherwise requires. The singular shall include the plural, and each masculine, feminine and neuter reference shall include and refer also to the others, unless the context otherwise requires. The word “or” is used in the inclusive sense typically associated with the phrase “and/or.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All references herein to Sections or Exhibits shall be construed to refer to Sections and Exhibits of this Agreement, and references to this Agreement include all Exhibits hereto.

18.10	Expenses. Each Party bears its own costs and expenses in connection with negotiating and drafting this Agreements.

18.11

Entire Agreement. This Agreement and the Exhibits attached hereto contain the entire understanding of each of the Parties hereto with respect to the transactions and matters contemplated hereby supersedes all prior agreements and understandings relating to the subject matter hereof; and no representations, inducements, promises or agreements, whether oral or otherwise, between such Parties not contained herein or incorporated herein by reference shall be of any force or effect.

18.12

Further Assurances. Each Party shall and shall use all reasonable endeavors to procure that any necessary Third Party shall promptly execute and deliver such further documents and do such further acts as may be required for the purpose of giving full effect to this Agreement.

18.13

No Third Party Beneficiaries. The provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights in any other persons except as otherwise expressly provided in this Agreement.

18.14

Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party may execute this Agreement in Portable Document Format (PDF) sent by electronic mail or by any other electronic means. PDF or electronic signatures of authorized signatories of the Parties will be deemed to be original signatures, will be valid and binding on the Parties, and, upon delivery, will constitute due execution of this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date

KYE PHARMACEUTICALS INC.		CATALYST PHARMACEUTICALS INC.

By:	/s/ John McKendry	By:	/s/ Richard Daly
	Name: John McKendry Title: President & CEO		Name: Richard Daly Title: President & CEO
I have authority to bind the corporation		I have authority to bind the corporation

List of Exhibits:

Exhibit A - Licensed Patents

Exhibit A – Licensed Patents

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